Mail Stop 4720

June 24, 2009

By U.S. Mail and Facsimile to (847) 653-0080

Jill E. York
Vice President and Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

  Re: **MB Financial, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2008
    File No. 000-24566-01

Dear Ms. York:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended March 31, 2009

Jill E. York
MB Financial, Inc.
June 24, 2009
Page 2

Note 5 – Loans, page 9

1.   We note your purchase of certain assets and liabilities of Heritage Community
        Bank from the FDIC on February 27, 2009. Please tell us the following
        information:

        a. Please tell us and revise your future filings to more clearly disclose how you
            recorded the purchase of these loans in your financial statements. Please tell
            us and disclose how you determined the fair value of the loans purchased and
            whether the FDIC agreement was contemplated in this determination.

        b. From your disclosure on page 10, you appear to have purchased loans with a
            total contractual balance of $138.8 million. However, on page 8 you state that
            you purchased $159.2 million in loans. Please reconcile this apparent
            inconsistency.

        c. Please tell us how you determined the value of the FDIC reimbursement
            agreement. In this regard, you disclose on page 10 that you have recorded the
            value of this agreement at $65.5 million, however, your estimate of
            uncollectible cash flows on SOP 03-3 loans is only $47 million.

        d. Please tell us and disclose in future filings how you intend to account for this
            agreement going forward (i.e. indemnification or derivative accounting).

Note 6. Goodwill and Intangibles, page 11

2.   We note that you recorded an intangible asset in connection with your purchase of
        certain assets and liabilities of Heritage Community Bank. Please tell us how you
        concluded that this purchase constituted the acquisition of a business as that term
        is defined by paragraph 3(d) of SFAS 141(R). Please revise to include a
        description of the nature of the intangible asset recorded in connection with this
        transaction.

                                *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Kevin
Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have any questions

Jill E. York
MB Financial, Inc.
June 24, 2009
Page 3

regarding accounting-related comments. For all other questions, contact Gregory
Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3698.

                              Sincerely,

                              Mark Webb
                              Legal Branch Chief